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                                                       EXHIBIT 18.1


February 16, 1998


Ocean Energy, Inc.
8440 Jefferson Highway
Suite 420
Baton Rouge, LA  70809

Gentlemen:

This letter is written to meet the requirements of Regulation S-K calling for a letter from a registrant's independent accountants whenever there has been a change in accounting principle or practice.

Effective January 1, 1997, the Company changed from the sales method of accounting to the entitlement method of accounting for gas production revenue. Under the entitlement method, the Company records as revenue only that portion of gas production sold and allocable to its ownership interest in the related production. Proceeds received in excess of its ownership interest are reflected as a liability to the applicable joint owners. According to the management of the Company, this change was made to more closely follow the accrual basis of accounting as the entitlement method results in better matching because both revenues and costs are recognized on an "as produced" basis.

A complete coordinated set of financial and reporting standards for determining the preferability of accounting principles among acceptable alternative principles has not been established by the accounting profession. Thus, we cannot make an objective determination of whether the change in accounting described in the preceding paragraph is to a preferable method. However, we have reviewed the pertinent factors, including those related to financial reporting, in this particular case on a subjective basis, and our opinion stated below is based on our determination made in this manner.

We are of the opinion that the Company's change in method of accounting is to an acceptable alternative method of accounting, which, based upon the reasons stated for the change and our discussions with you, is preferable under the circumstances in this particular case. In arriving at this opinion, we have relied on the business judgment and business planning of your management.

Very truly yours,

ARTHUR ANDERSEN LLP